UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

OP-TECH Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title and Class of Securities)

683450100

(CUSIP Number)

David Rattner

450 Park Avenue, Sixth Floor

New York, New York 10022

(212) 634-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Giles P. Elliott	Mark E. Betzen
Jones Day	Jones Day
21 Tudor Street	2727 N. Harwood Street
London EC4Y OOJ	Dallas, TX 76021
+44.20.7039.5229	(214) 220-3939

July 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683450100

1.	Names of Reporting Persons JFL GP Investors III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 683450100

1.	Names of Reporting Persons JFL AIV Investors III-JA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC Int. (JA) Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC (JA) Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 683450100

1.	Names of Reporting Persons JFL-NRC Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 683450100

1.	Names of Reporting Persons NRC US Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 100 (See Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 100 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 683450100

This Amendment No. 1. (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by JFL GP Investors, JFL-AIV Investors, JFL-NRC Int. (JA) Holdings, JFL-NRC (JA) Holdings, JFL-NRC Partners, JFL-NRC Holdings, NRC and NRC Merger Sub with the Securities and Exchange Commission on June 28, 2013.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

As a result of the Merger (as defined below), Item 2 is hereby amended to remove NRC Merger Sub as a Reporting Person.  In addition, Schedule A to the Schedule 13D — Executive Officers and Directors of NRC Merger Sub, Inc. is hereby deleted.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 30, 2013, NRC Merger Sub accepted for purchase approximately 57,154,875 Shares validly tendered and not properly withdrawn in the Offer (as defined below) (including 250,000 Shares tendered pursuant to notices of guaranteed delivery), for an aggregate consideration of approximately $6.9 million, without interest thereon, less any applicable withholding and transfer taxes.  NRC Merger Sub acquired the Shares using funds provided by NRC to NRC Merger.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As previously disclosed, on June 19, 2013, OP-TECH Environmental Services, Inc. (“Op-Tech” or the “Surviving Corporation”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NRC and NRC Merger Sub.  Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, on June 28, 2013, NRC Merger Sub commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares of Op-Tech at a purchase price of $0.116 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.

As of the expiration of the Offer at 5:00 p.m., New York City time, on July 29, 2013, 57,154,875 Shares were validly tendered and not properly withdrawn in the Offer (including 250,000 Shares tendered pursuant to notices of guaranteed delivery).  On July 30, 2013, NRC issued a press release announcing the results and completion of the Offer, and NRC Merger Sub accepted the Shares tendered in the Offer for payment and paid for such Shares.  The full text of the press release is attached as Exhibit (a)(1)(G) to Amendment No. 2 to the Schedule TO filed by NRC, NRC Merger Sub and J.F. Lehman & Company, Inc. on July 30, 2013 with the Securities and Exchange Commission and is hereby incorporated by reference.

Upon the acceptance of the Shares tendered in the Offer for payment, NRC Merger Sub owned more than 90% of the outstanding Shares, and, in accordance with the Merger Agreement and as permitted under Delaware law, NRC Merger Sub merged with and into Op-Tech through a short-form merger (the “Merger”).

Upon the effective time of the Merger, (i) each issued and outstanding share of common stock of NRC Merger Sub that was outstanding immediately prior to the Merger was converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, (ii) each Share of Op-Tech common stock that was issued and outstanding immediately prior to the Merger (other than Shares held by NRC Merger Sub, NRC or any direct or indirect wholly-owned

CUSIP No. 683450100

subsidiary of NRC or of Op-Tech immediately prior to the effective time of the Merger, and other than Shares as to which appraisal rights have been perfected in accordance with Delaware law) was automatically converted into the right to receive the Offer Price in cash, without interest, upon the terms and conditions set forth in the Merger Agreement and (iii) all such shares of Op-Tech’s Common Stock were cancelled and ceased to exist without any conversion thereof or consideration paid therefor.

The Surviving Corporations intends to file with the Securities and Exchange Commission a Form 15 under the Exchange Act of 1934, as amended (the “Exchange Act”), requesting the deregistration of the Shares and the suspension of the Surviving Corporation’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

Items 5(a) — (c) of the Schedule 13D are hereby amended and restated to read as follows:

(a) — (b) As a result of the Merger, NRC directly owns 100 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares as of the close of business on July 30, 2013.  Each of the Reporting Persons may be deemed to beneficially own 100 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares as of the close of business on July 30, 2013.

(c)  Except as described in Item 4 herein, none of the Reporting Persons have effected any transaction in the shares of Op-Tech during the sixty day period prior to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.4

Press Release issued by NRC announcing completion of the Offer, dated July 30, 2013 (incorporated by reference to Exhibit (a)(1)(G) of Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by NRC, NRC Merger Sub and J.F. Lehman & Company, Inc. with the Securities and Exchange Commission on July 30, 2013).

CUSIP No. 683450100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2013

JFL GP INVESTORS III, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: Managing Member

JFL-AIV INVESTORS III-JA, L.P.
By: JFL GP Investors III, LLC, its General Partner

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: Managing Member

JFL-NRC INT. (JA) HOLDINGS, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Chief Executive Officer

JFL-NRC (JA) HOLDINGS, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Chief Executive Officer

JFL-NRC PARTNERS, LLC

By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President and Chief Executive Officer

CUSIP No. 683450100

JFL-NRC HOLDINGS, LLC

By:	/s/ Steven Candito
Name: Steven Candito
Title: President, CEO and Treasurer

NRC US HOLDING COMPANY, LLC

By:	/s/ Steven Candito
Name: Steven Candito
Title: President, CEO and Treasurer

CUSIP No. 683450100

EXHIBIT INDEX

Exhibit	Description

99.1

Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and NRC Merger Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013).*

99.2

Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, NRC Merger Sub, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013).*

99.3

Joint Filing Agreement, dated as of June 28, 2013, by and among JFL GP Investors , JFL AIV Investors, JFL-NRC Int. (JA) Holdings, JFL-NRC (JA) Holdings, JFL-NRC Partners, JFL-NRC Holdings, NRC and NRC Merger Sub.*

99.4

Press Release issued by NRC announcing completion of the Offer, dated July 30, 2013 (incorporated by reference to Exhibit (a)(1)(G) of Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by NRC, NRC Merger Sub and J.F. Lehman & Company, Inc. with the Securities and Exchange Commission on July 30, 2013).

* Previously Filed.